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04013583

SECURI   MMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING WASH. D.C. DEC 2 0 2004 213 SECTION

SEC FILE NUMBER

8- 5281

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING NOVEMBER 1, 2003 AND ENDING OCTOBER 31, 2004
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

   BRIMBERG & CO., L.P.

OFFICIAL USE ONLY
_____
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

   45 ROCKEFELLER PLAZA, SUITE 2570

(No. and Street)

| NEW YORK | NY | 10111 |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

   FRANCIS A MLYNARCZYK, JR   (212) 333 5400
                                               (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

   SANFORD BECKER & CO., PC

(Name — if individual, state last, first, middle name)

| 1430 BROADWAY 6TH FLOOR | NEW YORK | NY | 10018 |
| (Address) | (City) | (State) | Zip Code) |

CHECK ONE:
   X Certified Public Accountant
   ☐ Public Accountant
   ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

DEC 2 9 2004

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___JACK BRIMBERG_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___BRIMBERG & CO_____, as of ___OCTOBER 31_____, 2004___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Chief Executive Officer
Title

_____
HEATHER M. SEAL
Notary Public, State of New York
No. 01SE6055767
Qualified in Queens County
Commission Expires March 05, 2007

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. CASH FLOWS
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited ~~and unaudited Statements of Financial Condition with respect to methods of consolidation.~~ Computation of Net Capital as shown on Part IIA
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

FORM

X-17A-5

10/85

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] [16]   2) Rule 17a-5(b) [ ] [17]   3) Rule 17a-11 [ ] [18]

4) Special request by designated examining authority [ ] [19]   5) Other [ ] [26]

NAME OF BROKER-DEALER

BRIMBERG & CO   [13]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.)

45 ROCKEFELLER PLAZA, SUITE 2570   [20]
(No and Street)

NEW YORK [21]   **NY** [22] **10111** [23]
(City)   (State)   (Zip)

SEC FILE NO

8-5281   [14]

FOR FIRM ID NO   [15]

FOR PERIOD BEGINNING (MM/DD/YY)

11 / 1 / 03   [24]

AND ENDING (MM/DD/YY)

10 /31 / 04   [25]

AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT   (Area Code) - Telephone No.

JACK BRIMBERG   [30]   **(212) 333-4500**   [31]
                                                          OFFICIAL USE

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT

NONE [32]   [33]

[34]   [35]

[36]   [37]

[38]   [39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS ?   YES [ ] [40]   NO [X] [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT   [X] [42]

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the _____10 th_____ day of _Decenber_ 19 _2004_

Manual Signatures of

1) _____
   Principal Executive Officer or Managing Partner

2) _____
   Principal Financial Officer or Partner

3) _____
   Principal Operations Officer or Partner

ATTENTION - Intentional misstatements or omissions of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001 and 15 U.S.C. 78:f (a))

NYSE

BRIMBERG & CO.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
ON PART IIA OF FORM X-17A-5

YEAR ENDED OCTOBER 31, 2004

BRIMBERG & CO.
OCTOBER 31, 2004

CONTENTS

SANFORD BECKER & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS

RICHARD S. BECKER, C.P.A.
SANFORD E. BECKER, C.P.A.
GEORGE S. GETZ, C.P.A.

SANFORD BECKER, C.P.A. 1922-1994

1430 BROADWAY
NEW YORK, N.Y. 10018
TELEPHONE - (212) 921 - 9000
FACSIMILE - (212) 354 - 1822

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACOUNTANTS

Partners
Brimberg & Co.
New York, N.Y.

We have audited the accompanying statement of financial condition of Brimberg & Co. as of October 31, 2004 and the related statements of income, changes in partners' equity and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brimberg & Co. as of October 31, 2004 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules listed on the accompanying index is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

New York, New York
December 6, 2004

BROKER OR DEALER	BRIMBERG & CO.	N 3		1

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) OCTOBER 31, 2004

SEC FILE NO. 8-5281

ASSETS

Consolidated

Unconsolidated [X]

	Allowable		Non-Allowable		Total	
1. Cash	$ 416,683	200			$ 416,683	75
2. Receivables from brokers or dealers:						
A. Clearance account	141,747	295				
B. Other	4,000	300	$	550	145,747	81
3. Receivables from non-customers		355	22,670	600	22,670	83
4. Securities and spot commodities owned, at market value:						
A. Exempted securities	127,974	418				
B. Debt securities		419				
C. Options		420				
D. Other securities	4,270	424				
E. Spot commodities		430			132,244	85
5. Securities and/or other investments not readily marketable:						
A. At cost $ ____	130					
B. At estimated fair value		440		610		86
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		88
A. Exempted securities $ ____	150					
B. Other securities $ ____	160					
7. Secured demand notes:		470		640		89
market value of collateral:						
A. Exempted securities $ ____	170					
B. Other securities $ ____	180					
8. Memberships in exchanges:						
A. Owned, at market $ ____	190					
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		90
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		91
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490	11,815	680	11,815	92
11. Other assets		535	57,449	735	57,449	93
12. TOTAL ASSETS	$ 694,674	540	$ 91,934	740	$ 786,608	94

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

OMIT PENN

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

| BROKER OR DEALER | BRIMBERG & CO | as of OCTOBER 31 2004 |

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable	$	1045	$ 1255		$	14
14. Payable to brokers or dealers:						
A. Clearance account		1114	1315			15
B. Other		1115	1305			15
15. Payable to non-customers		1155	1355			16
16. Securities sold not yet purchased, at market value			1360			16
17. Accounts payable, accrued liabilities, expenses and other	332,056	1205	1385		332,056	16
18. Notes and mortgages payable:						
A. Unsecured		1210				16
B. Secured		1211	1390			17
19. Liabilities subordinated to claims of general creditors:						
A. Cash borrowings:			1400			17
1. from outsiders	$	970				
2. Includes equity subordination (15c3-1 (d)) of	$	980				
B. Securities borrowings, at market value: from outsiders	$	990	1410			17
C. Pursuant to secured demand note collateral agreements:			1420			17
1. from outsiders	$	1000				
2. Includes equity subordination (15c3-1 (d)) of	$	1010				
D. Exchange memberships contributed for use of company, at market value			1430			17
E. Accounts and other borrowings not qualified for net capital purposes	3,578	1220	1440		3,578	17
20. TOTAL LIABILITIES	$ 335,634	1230	$ 1450		$ 335,634	17

Ownership Equity

21. Sole proprietorship		$	17
22. Partnership (limited partners	$ 70,000	1020)	450,634	17
23. Corporation:			17
A. Preferred stock			17
B. Common stock			17
C. Additional paid-in capital			17
D. Retained earnings			17
E. Total			17
F. Less capital stock in treasury		(	17
24. TOTAL OWNERSHIP EQUITY		$ 450,974	18
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 786,608	18

OMIT PENNI

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

REVENUE

Commissions	$ 3,374,348
Other Revenue	1,382
	$ 3,375,730 .

EXPENSES

Employee Compensation	365,339
Interest	2,719
Other Operating Expenses	2,485,631
	$ 2,853,689 ·
NET INCOME (NOTE 1)	$ 522,041 ·

BRIMBERG & CO.

STATEMENTS OF PARTNERS' EQUITY

FOR THE YEAR ENDED OCTOBER 31, 2004

BALANCE - November 1, 2003		473,693
Add:	Net Income	522,041
		995,734
Deduct:	Drawings (Net)	544,760
BALANCE - October 31, 2004		450,974

BRIMBERG & CO.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED OCTOBER 31, 2004

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENT

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income For the Year	$ 522,041
Adjustment To Reconcile Net Income To Net Cash	
Provided by Operating Activities:	
Decrease in Accounts Payable and Accrued Payable	(78,985)
Decrease in Receivables From Brokers or Dealers	158,211
Decrease in Receivables From Non-Customers	924
Increase in Other Assets	(5,288)
Net Cash Provided by Operating Activities	596,903
CASH FLOWS FROM INVESTING ACTIVITIES:	
Increase in Securities Owned (Net)	(39,660)
	557,243
CASH FLOWS FROM FINANCING ACTIVITIES:	
Partnership Drawings	(544,760)
Net Increase in Cash and Cash Equivalents	12,483
Cash and Cash Equivalents at Beginning of Year	404,200
Cash and Cash Equivalents at End of Year	416,683

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

(1)   Summary of Significant Accounting Policies:

Accounting for securities transactions is on a settlement date basis (normally three business days after trade date).

Securities owned are valued at market and the unrealized gains and losses are reflected in principal transactions.

Federal income taxes have not been provided as partners are individually liable for their own tax payments.

(2)   Net Capital Requirements:

The Company is subject to the uniform net capital rule (Rule 15c-3-1) of the Security Exchange Act of 1934 which requires the partnership to maintain a ratio of aggregate indebtedness to net capital as defined, not to exceed 15 to 1. At October 31, 2004 Brimberg & Co.'s net capital was $349,441 whereas the percentage of aggregate indebtedness to net capital was 96% compared to a maximum allowable percentage of 1,500%.

Brimberg & Co. is exempt from Rule 15c3-3 and the conditions of exemption were being complied with as of October 31, 2004 and that no facts came to our attention that the exemption had not been complied with during the period since our last examination.

(3)   Brimberg & Co. is obligated under the terms of a lease covering their office space as of 10/31/04. Commencing January 1, 2004 and expiring on December 31, 2008, the fixed rent payable under this lease shall be an amount equal to $223,216.00 per annum.

(4)   Brimberg & Co. maintains cash in bank accounts which, at times, may exceed federally insured limits.

BROKER OR DEALER

BRIMBERG & CO   as of 10 / 31 / 04

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition .... | 450,974 | 348

2. Deduct Ownership equity not allowable for net capital .... (|) | 349

3. Total ownership equity qualified for net capital .... | 450,974 | 350

4. Add:

  A. Liabilities subordinated to claims of general creditors allowable in computation of net capital ... | | 35:

  B. Other (deductions) or allowable credits (List) .... | | 35:

5. Total capital and allowable subordinated liabilities .... | 450,974 | 35:

6. Deductions and/or charges:

  A. Total non-allowable assets from
    Statement of Financial Condition (Note B and C) .... | 3540 |

  B. Secured demand note deficiency .... | 3590 |

  C. Commodity futures contracts and spot commodities
    -proprietary capital charges .... | 3600 |

  D. Other deductions and/or charges .... | 3610 | (91,934) | 36

7. Other additions and/or allowable credits (List) .... | | 36

8. Net Capital before haircuts on securities positions .... | 359,040 | 36

9. Haircuts on securities (computed, where applicable,
pursuant to 15c3-1 (f)):

  A. Contractual securities commitments .... | 3660 |

  B. Subordinated securities borrowings .... | 3670 |

  C. Trading and investment securities

    1. Exempted securities .... 8,953 | 3735 |

    2. Debt securities .... | 3733 |

    3. Options .... | 3730 |

    4. Other securities .... 641 | 3734 |

  D. Undue concentration .... | 3650 |

  E. Other (List) .... | 3736 | (9,599) | 37

10. Net Capital .... | 349,441 | 37

OMIT PENNI:

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

BROKER OR DEALER	
BRIMBERG & CO	as of 10 / 31 / 04

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	22,375	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement		
of subsidiaries computed in accordance with Note (A)	100,000	3758
13. Net capital requirement (greater of line 11 or 12)	100,000	3760
14. Excess net capital (line 10 less 13)...	249,441	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)		3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition		335,635	3790
17. Add:			
A. Drafts for immediate credit	3800		
B. Market value of securities borrowed for which no			
equivalent value is paid or credited	3810		
C. Other unrecorded amounts (List)	3820		3830
19. Total aggregate indebtedness		335,635	3840
20. Percentage of aggregate indebtedness to net capital (line 19 / by line 10) .... %		96%	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c-3-1 (d) .... %			3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits	N/A	3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		3880
24. Net capital requirement (greater of line 22 or 23)		3760
25. Excess net capital (line 10 less 24)		3910
26. Net capital in excess of the greater of:		
A. 5% of combine aggregate debit items or $120,000		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternate method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5 respondent should provide a list of material non-allowable assets.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

BROKER OR DEALER	BRIMBERG & CO.	as of	OCTOBER 31, 2004

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon
    which such exemption is based (check one only)

A. (k) (1)—$2,500 capital category as per Rule 15c3-1 .... | | 4550 |

B. (k) (2)(A)—"Special Account for the Exclusive Benefit of
    customers" maintained .... | | 4560 |

C. (k) (2)(B)—All customer transactions cleared through another
    broker-dealer on a fully disclosed basis. Name of clearing
    firm ▼ PERSHING LLC | 4335 | X | 4570 |

D. (k) (3)—Exempted by order of the Commission .... | | 4580 |

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
▼ 4600	4601	4602	4603	4604	4605
▼ 4610	4611	4612	4613	4614	4615
▼ 4620	4621	4622	4623	4624	4625
▼ 4630	4631	4632	4633	4634	4635
▼ 4640	4641	4642	4643	4644	4645
▼ 4650	4651	4652	4653	4654	4655
▼ 4660	4661	4662	4663	4664	4665
▼ 4670	4671	4672	4673	4674	4675
▼ 4680	4681	4682	4683	4684	4685
▼ 4690	4691	4692	4693	4694	4695

TOTAL $ ▼ | 4699 |

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE: DESCRIPTION

1.   Equity Capital
2.   Subordinated Liabilities
3.   Accruals
4.   15c3-1(c)(2)(iv) Liabilities

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

BRIMBERG & CO.
RECONCILIATION BETWEEN AUDITED COMPUTATION OF NET CAPITAL
AND BRIMBERG & CO's CORRESPONDING UNAUDITED PART IIA
COMPUTATION OF NET CAPITAL

October 31, 2004

Unaudited Net Capital - October 31, 2004 Part IIA   349,441

Audited Net Capital - October 31, 2004 Parat IIA

                                                           349,441

            NO MATERIAL DIFFERENCES EXISTED

SANFORD BECKER & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS

RICHARD S. BECKER, C.P.A.
SANFORD E. BECKER, C.P.A.
GEORGE S. GETZ, C.P.A.

SANFORD BECKER, C.P.A. 1922-1994

1430 BROADWAY
NEW YORK, N.Y. 10018
TELEPHONE - (212) 921 - 9000
FACSIMILE - (212) 354 - 1822

REPORT ON INTERNAL CONTROL

The Partners
Brimberg & Co.

In planning and performing our audit of the financial statements and supplemental schedules of Brimberg & Co. for the year ended October 31, 2004 we considered its internal control structure including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the finanacial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Brimberg & Co. including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a) (11) and or determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisions.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Seciton 8 of Federal Reserve Regulaton T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility and safeguarded against loss from unauthorized use or disposition and that the transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

PAGE 12

Because of inherent limitations in an internal control structure or the practies and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection on any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy of such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at October 31, 2004 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.

New York, New York
December 6, 2004